OMV Investor News

August 13, 2007
09.00am (BST) – 10:00am (CET)

OMV acquires four exploration licenses in Australia

- **Further growth in E&P business with interests in four offshore licenses in Australia**
- **OMV operator for exploration activities**
- **Major step for strengthening OMV's core region Australia/New Zealand**

OMV, Central Europe's leading oil and gas group, is strengthening its E&P portfolio with the acquisition of interests in four offshore exploration licenses in the Carnarvon Basin off the northwest coast of Western Australia. The licenses, WA-362-P, WA-363-P, WA-386-P and WA-387-P cover a combined area of some 37,000 km². They are located in a lightly explored area of the Basin to the north of major gas discoveries which comprise the main component of Australia's LNG industry. OMV will be part of an international joint venture and will take responsibility as operator for the exploration activities in the license areas. An extensive 2D seismic survey is planned for 2008 to investigate the potential of the area. The acquisition of the licenses interests is subject to the formal approval of the competent authorities.

Helmut Langanger, OMV Executive Board member responsible for Exploration and Production stated: "These new exploration licenses acquire acreage with highly attractive exploration potential. This is a major step for further strengthening our core region Australia/New Zealand."

Balanced international E&P portfolio
OMV holds a balanced international E&P portfolio in 20 countries structured around six core regions, namely CEE, North Africa, Northwestern Europe, the Middle East, Australia/New Zealand and Russia/Caspian region. OMV's daily production volume is approximately 322,000 boe/d, and the Company's reserves are approximately 1.3 bn boe.

Background information:

Partners	
OMV Australia (operator exploration phase)	30%
Eni (operator appraisal, development and production phase)	30%
Albers Group of Companies	40%

As part of the agreement OMV and Eni have the option to increase their interest in each license to 40% through the *completion of an agreed work programme.*

dlw 8/23

Move & More. OMV

OMV in Australia

OMV has been active in Australia/ New Zealand, one of OMV's six E&P core regions, since 1999. OMV has offices both in Perth, Australia and in Wellington, New Zealand. OMV´s Australian activities are run by 26 employees. In Australia, OMV now has interests in 12 operated exploration licenses and one non-operated license. These licenses are located in the Carnarvon Basin and Timor Sea.



INDIAN OCEAN
WA-362-P
WA-363-P
WA-386-P
WA-387-P
AUSTRALIA
existing OMV Block
new OMV Block
Western Australia
200 Kilometers

OMV Aktiengesellschaft

With Group sales of EUR 18.97 billion and a workforce of 40,993 employees in 2006, as well as market capitalization of approximately EUR 13 billion, OMV Aktiengesellschaft is Austria's largest listed industrial company. As the leading oil and gas group in Central Europe, OMV is active in Refining and Marketing (R&M) in 13 countries. In Exploration and Production (E&P) OMV is active in 20 countries in six core regions. OMV sells more than 14 bcm gas a year. OMV's Austrian gas hub Baumgarten annually transports approximately 47 bcm of gas. OMV's Central European Gas Hub is amongst the three largest hubs in Europe. OMV holds a 36% stake in Borealis A/S, one of the world's leading producers of polyolefin. Other important holdings are: 51% of Petrom S.A., 50% of EconGas GmbH, 45% of the BAYERNOIL refining network and approx. 19% of the Hungarian company MOL. OMV further strengthened its leading position in the European growth belt through the acquisition in 2006 of 34% of Petrol Ofisi, Turkey's leading company in the retail and commercial business.

For further information, please contact:

OMV

Ana-Barbara Kunčič, Investor Relations	Tel. +43 (1) 40 440-21600; e-mail: investor.relations@omv.com
Bettina Gneisz, Press	Tel. +43 (1) 40 440-21660; e-mail: bettina.gneisz@omv.com
Thomas Huemer, Press	Tel. +43 (1) 40 440-21660; e-mail: thomas.huemer@omv.com

Internet Homepage: www.omv.com

Next result announcement **January–June and Q2 2007** on August 16, 2007

END

Move & More. OMV